Differential Brands Group Inc.

1231 South Gerhart Avenue

Commerce, California 90022

February 24, 2016

Via Edgar Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                                         Blaise Rhodes

Rufus Decker

Re:                             Differential Brands Group Inc.

Form 8-K

Filed January 29, 2016

File No. 000-18926

Dear Mr. Rhodes:

This letter is in response to the comment letter, dated February 4, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission concerning Differential Brands Group Inc.’s (the “Company”) Current Report on Form 8-K filed on January 29, 2016.  As discussed with the Staff on February 24, 2016, the comment letter was not received by the Company until February 23, 2016.  Therefore, we respectfully request an extension until March 3, 2016 for the Company to respond to the Staff’s comment letter.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (323) 588-5188 or Erica D. McGrady of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4327.

Very truly yours,

/s/ Hamish Sandhu

Hamish Sandhu
Chief Financial Officer

cc:                                Erica D. McGrady, Esq.